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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.            )*

interWAVE COMMUNICATIONS INTERNATIONAL, LTD.

(Name of Issuer)
Common Shares, par value $0.001 per share

(Title of Class of Securities)
G4911N 10 2
(CUSIP Number)
May 2, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No.    G4911N 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eastern Communications USA, Inc. FEIN: 33-0779567

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	Sec Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 4,000,000*

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 4,000,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 7.1%

12.	Type of Reporting Person (See Instructions) CO

* Eastern Communications USA, Inc. is the record owner of the securities. Eastern Communications Co., Ltd., as the sole stockholder of Eastern Communications USA, Inc., and Eastern Communications USA, Inc. have shared power to dispose, or direct the disposition of the securities and shared power to vote, or to direct the vote of the securities.

Page 2 of 8 pages

CUSIP No.    G4911N 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eastern Communications Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 4,000,000*

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 4,000,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000*

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11) 7.1%

12.	Type of Reporting Person (See Instructions) HC

* Eastern Communications USA, Inc. is the record owner of the securities. Eastern Communications Co., Ltd., as the sole stockholder of Eastern Communications USA, Inc., and Eastern Communications USA, Inc. have shared power to dispose, or direct the disposition of the securities and shared power to vote, or to direct the vote of the securities.

Page 3 of 8 pages

Item 1.

  (a)
  Name of Issuer

    interWAVE Communications International, Ltd.

  (b)
  Address of Issuer's Principal Executive Offices

    Clarendon House, 2 Church Street
    P.O. Box HM1022
    Hamilton HM DX, Bermuda

Item 2.

  (a)
  Name of Person Filing

    Eastern Communications USA, Inc. and Eastern Communications Co., Ltd.

  (b)
  Address of Principal Business Office or, if none, Residence

    The address of the registered office of Eastern Communications USA, Inc. is 1000 S. Fremont Ave., Suite 1110, Alhambra, CA 91803. The address of the registered office of Eastern Communications Co., Ltd. is No. 398 Wensan Road, Hangzhou, 310013, P.R. China.

  (c)
  Citizenship

    Eastern Communications USA, Inc. is a Delaware corporation and Eastern Communications Co., Ltd. is a People's Republic of China company.

  (d)
  Title of Class of Securities

    Common Shares, par value $0.001 per share

  (e)
  CUSIP Number

    G4911N 10 2

Item 3.

        Inapplicable.

Item 4.    Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For Eastern Communications USA, Inc.

  (a)
  Amount beneficially owned: 4,000,000

  (b)
  Percent of class: 7.1%

  (c)
  Number of shares as to which the person has:

  (i)
  Sole power to vote or to direct the vote 0

  (ii)
  Shared power to vote or to direct the vote 4,000,000*

  (iii)
  Sole power to dispose or to direct the disposition of 0

  (iv)
  Shared power to dispose or to direct the disposition of 4,000,000*

*
Eastern Communications USA, Inc. is the record owner of the securities. Eastern Communications Co., Ltd., as the sole stockholder of Eastern Communications USA, Inc., and Eastern Communications USA, Inc. have shared power to dispose, or direct the disposition of the securities and shared power to vote, or to direct the vote of the securities.

Page 4 of 8 pages

For Eastern Communications Co., Ltd.

  (a)
  Amount beneficially owned: 4,000,000*

  (b)
  Percent of class: 7.1%

  (c)
  Number of shares as to which the person has:

  (i)
  Sole power to vote or to direct the vote 0

  (ii)
  Shared power to vote or to direct the vote 4,000,000*

  (iii)
  Sole power to dispose or to direct the disposition of 0

  (iv)
  Shared power to dispose or to direct the disposition of 4,000,000*

*
Eastern Communications USA, Inc. is the record owner of the securities. Eastern Communications Co., Ltd., as the sole stockholder of Eastern Communications USA, Inc., and Eastern Communications USA, Inc. have shared power to dispose, or direct the disposition of the securities and shared power to vote, or to direct the vote of the securities.

Item 5.    Ownership of Five Percent or Less of a Class

        Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Inapplicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        See Exhibit A attached hereto relating to the securities that are held by a subsidiary of Eastern Communications Co., Ltd.

Item 8.    Identification and Classification of Members of the Group

        Each of Eastern Communications USA, Inc. and Eastern Communications Co., Ltd. expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a "group". The filing of this statement should not be construed to be an admission that any of the reporting persons is a member of a "group" consisting of one or more such persons. A copy of the Agreement Relating to Joint Filing is attached hereto as Exhibit B.

Item 9.    Notice of Dissolution of Group

        Inapplicable.

Item 10.    Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 8 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2002

EASTERN COMMUNICATIONS USA, INC.
By:	/s/ XIAOFENG HAO Name: Xiaofeng Hao Title: Chief Executive Officer

EASTERN COMMUNICATIONS CO. LTD.
By:	/s/ JIXING SHI Name: Jixing Shi Title: Chairman

Page 6 of 8 pages

EXHIBIT A

IDENTIFICATION OF SUBSIDIARY

        Eastern Communications Co., Ltd. has filed Schedule 13G pursuant to Rule 13d-1(c). As of May 13, 2002, Eastern Communications USA, Inc., a subsidiary of Eastern Communications Co., Ltd., was the record owner of 4,000,000 Common Shares of interWAVE Communications International, Ltd.

Page 7 of 8 pages

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of interWAVE Communications International, Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

        This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated: May 10, 2002

EASTERN COMMUNICATIONS USA, INC.
By:	/s/ XIAOFENG HAO Name: Xiaofeng Hao Title: Chief Executive Officer

EASTERN COMMUNICATIONS CO. LTD.
By:	/s/ JIXING SHI Name: Jixing Shi Title: Chairman

Page 8 of 8 pages

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SIGNATURE
  EXHIBIT A
IDENTIFICATION OF SUBSIDIARY
  EXHIBIT B
AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G